May 3, 2019

Michael Bannon
Chief Executive Officer
Bantek Inc.
330 Changebridge Road
Pine Brook, NJ 07058

       Re: Bantek Inc.
           Post-Effective Amendment No. 2 to Form S-1
           Filed April 18, 2019
           File No. 333-230003

Dear Mr. Bannon:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-1 filed April 18, 2019

Risk Factors
Our bylaws designate the Court of Chancery of the State of Delaware, page 35

1. We note your response to our prior comment 1 that the Company intends for the provision to apply to actions arising under the Securities Act or Exchange Act. We also note that your bylaws provide that should the Delaware Court of Chancery not have jurisdiction,
       "such other court in the State of Delaware" shall be the exclusive forum. Please revise to clarify whether "such other court" includes state and federal courts in the State of
       Delaware. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the
       Exchange Act or the rules and regulations. In addition, state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the
 Michael Bannon
Bantek Inc.
May 3, 2019
Page 2
         rules and regulations thereunder.
2. We note your response to our prior comment 2. Please further revise the risk factor to clarify, as stated in your bylaws, that the Court of Chancery of the State of Delaware is the exclusive forum, or such other court in the State of Delaware should the Court of
         Chancery not have jurisdiction.
General

3. We note your response to our prior comment 3, and that you are attempting to register additional shares by post-effective amendment. It appears the company is not eligible to register additional shares in this manner. Please advise and provide us your analysis.
         Refer generally to Securities Act Rule 413. For guidance, refer to Compliance and
         Disclosure Interpretations, Securities Act Rules Question 210.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any questions.



FirstName LastNameMichael Bannon                               Sincerely,
Comapany NameBantek Inc.
                                                               Division of
Corporation Finance
May 3, 2019 Page 2                                             Office of
Transportation and Leisure
FirstName LastName